July 24, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Dividend Capital Total Realty Trust, Inc.

Post-Effective Amendment No. 7 to Registration Statement on Form S-11,

Filed July 17, 2009

File No. 333-143662

Ladies and Gentlemen:

On behalf of Dividend Capital Total Realty Trust, Inc., a Maryland corporation (the “Company”) this letter is being provided pursuant to conversations with Ms. Sonia Barros of the Staff of the Securities and Exchange Commission (the “Commission”) in connection with the Company’s Post-Effective Amendment No. 7 (“Post-Effective Amendment No. 7”) to the above-referenced Registration Statement on Form S-11 (the “Registration Statement”) filed with the Commission on July 17, 2009. Ms. Barros indicated that Post-Effective Amendment No. 7 did not include disclosure with respect to accrued and unpaid fees owed by the Company. In response to Ms. Barros comment, the Company will revise the disclosure on page 7 of the Company’s prospectus to include the following disclosure: “As of March 31, 2009, of the fees and reimbursements earned, approximately $268,000 was unpaid and payable to our Advisor and approximately $718,000 was unpaid and payable to our Dealer Manager and other affiliates.” This additional disclosure is reflected in a post-effective amendment filed with the Commission on the date hereof.

Acknowledgment Statement

In response to the Staff’s request, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Securities and Exchange Commission

July 24, 2009

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you should have any questions about this letter or require any further information, please call Phyllis Korff at 212-735-2694.

Very truly yours,

DIVIDEND CAPITAL TOTAL REALTY TRUST, INC.

By:	/s/ Guy M. Arnold
Name:	Guy M. Arnold
Position:	President

Cc: Phyllis G. Korff